UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Hill International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

431466101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431466101

1.	Names of Reporting Persons Brady H. Richter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,257,825

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,257,825

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,278,825 shares*

* Beneficial ownership of 21,000 shares is specifically disclaimed.  See item 4.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)           Based on 38,669,750 shares of Common Stock outstanding as of April 30, 2013.

Item 1(a).	Name of Issuer: Hill International, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 303 Lippincott Center Marlton, NJ 08053

Item 2(a).	Name of Person Filing: Brady H. Richter
Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Hill International, Inc. 303 Lippincott Center Marlton, NJ 08053
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share
Item 2(e).	CUSIP Number: 431466101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned 2,278,825 shares
(b) Percent of class 5.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,257,825 shares
(ii) Shared power to vote or to direct the vote 0 shares
(iii) Sole power to dispose or to direct the disposition of 2,257,825 shares
(iv) Shared power to dispose or to direct the disposition of 21,000 shares

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013

/s/ Brady H. Richter
Brady H. Richter